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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-109381


PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 23, 2004
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                         HAIGHTS CROSS OPERATING COMPANY

       OFFER TO EXCHANGE UP TO $140,000,000 AGGREGATE PRINCIPAL AMOUNT OF
                          11 3/4% SENIOR NOTES DUE 2011
                                       FOR
      ALL OF THE $140,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUR OUTSTANDING
                          11 3/4% SENIOR NOTES DUE 2011

         This Prospectus Supplement updates the information we provided in our January 23, 2004 Prospectus, relating to our offer to exchange, upon the terms and subject to the conditions set forth in the prospectus and the accompanying letter of transmittal, $140,000,000 aggregate principal amount of our 11 3/4% Senior Notes due 2011 that we issued on August 20, 2003 for $140,000,000 aggregate principal amount of our registered 11 3/4% Senior Notes due 2011.

         In this Prospectus Supplement we use some capitalized terms that we defined in the Prospectus. You should read the Prospectus to understand those terms.

         We are providing this Prospectus Supplement to update the section of the Prospectus appearing under the heading "Recent Developments."

RECENT DEVELOPMENTS

         The following paragraphs provide information regarding recent developments of the Company in addition to the information appearing under the heading "Recent Developments" on page 4 of the Prospectus.

         While the preparation of financial statements for the fourth quarter ended December 31, 2003 is not yet complete, management anticipates that revenue and EBITDA will be slightly below the results of the comparable prior year period, and net income before non-recurring items will be substantially below the comparable prior year period. Management believes that the fourth quarter decline in revenue and EBITDA was primarily due to continued weak sales of audiobooks through retail channels at Recorded Books and continued softness in spending for traditional library materials at Chelsea House. Management cannot predict whether these trends will continue to negatively impact our future financial performance. Management believes that the fourth quarter decline in net income before non-recurring items was due in part to these trends, but largely caused by increased amounts of interest expense from our August 2003 financings and increased product development amortization, which we expect to continue to rise as we increase product development spending to grow our businesses.

         We have entered into a letter of intent with respect to a potential acquisition of a print-based curriculum supplemental publishing company (the "Target") for a total purchase price of
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approximately $25-30 million. If the acquisition were to be consummated, the
Target would become a division of one of our operating units, and we believe that we would benefit from cost savings and enhanced revenue opportunities from this acquisition. The letter of intent is not binding on either party. The execution of definitive documents and the closing of the proposed acquisition are subject to various terms and conditions, including, without limitation, the consent of the lenders under our senior secured revolving credit facility. There can be no assurance that we will be able to agree upon satisfactory terms with the Target, negotiate a definitive purchase agreement or close the proposed transaction.

         On February 2, 2004, Haights Cross Communications, Inc., the Company's parent, completed an offering of its 12 1/2% senior discount notes due 2011 in the aggregate principal amount at maturity of $135 million, which yielded gross proceeds of $73.7 million. Haights Cross Communications used approximately $14.0 million of the proceeds of the financing to repurchase certain outstanding shares of its Series B senior preferred stock, Series A preferred stock warrants and common stock warrants and approximately $3.2 million to pay transaction fees and expenses, and intends to use the balance of the proceeds to fund future acquisitions and for general corporate purposes.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Prospectus Supplement is not complete without the Prospectus dated January 23, 2004, and we have not authorized anyone to deliver or use this Prospectus Supplement without the Prospectus.

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          The date of this Prospectus Supplement is February 5, 2004.